

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 13, 2006

By Facsimile and U.S. Mail

Mr. Jairo Senise
Chief Executive Officer
Gruma, S.A. de C.V.
Calzada del Valle, 407 Ote.
San Pedro Garza Garcia, Nuevo Leon
66220, Mexico

> **Re:** **Gruma, S.A. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 001-14852**

Dear Mr. Senise:

We have reviewed your Form 20-F for the fiscal year ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Results of Operations, page 39

1.   We note that ADM owns a 40% interest in Molinera de Mexico and a 20% interest in Azteca Milling. You have disclosed that upon completion of a series of transactions to be completed by October 7, 2007, ADM will own a 3% interest in both MONACA and DEMASECA. Please tell us how you will account for this pending transaction and indicate whether or not your historical trends reported in your financial condition and results of operations are expected to continue subsequent to the completion of this transaction.

Contractual Obligations and Commercial Commitments, page 53

2.   Please consider revising your table of contractual cash obligations to include the estimated interest payments on your debt. To the extent that the interest rates are variable and unknown, consider developing an appropriate methodology to estimate such payments. One possible methodology is to apply the current applicable interest rate to determine the amount of future payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

3.   We note the table which summarizes your contractual obligations and commercial commitments is expressed in US Dollars rather than the currency in which your financial statements are reported. Please expand upon your disclosure to explain why this information is expressed in US dollars. We may have further comment.

Item 15. Controls and Procedures, page 94

4.   We note your statement that the "Chief Executive Officer and Chief Corporate Officer have concluded that the disclosure controls and procedures have functioned effectively." Please revise to state clearly, if true, that your disclosure controls and procedures are effective as of the end of the period covered by the report.

Item 16C. Principal Accountant Fees and Services, page 95

5.   Please describe the nature of the other fees billed to you by
        PricewaterhouseCoopers during the fiscal years ended December 31, 2005 and
        December 31, 2004.

Report of Independent Registered Public Accounting Firm, page F-2

6.   We note that your auditors did not audit the 2005 US GAAP equity method
        adjustment related to Grupo Financiero Banorte as shown in Note 22-M of your
        financial statements. We further note that this adjustment was audited by other
        auditors whose report thereon has been furnished to your auditors and your
        auditors' opinion insofar as it relates to the US GAAP amounts related to Grupo
        Financiero Banorte is based solely on the report of other auditors. Please clarify
        the nature of the report on which your auditors are relying and the scope of their
        audit of the US equity method adjustment reported in Gruma's financial
        statements. It is unclear whether or not the auditor of the equity method investee
        would have sufficient information from its audit of the equity method investee to
        audit all of the aspects of Gruma's US equity method adjustment. In this manner,
        we note the report of the other auditors' does not reference the US GAAP
        adjustment related to Grupo Financiero Banorte as shown in Note 22-M. Rather,
        such audit opinion references the US GAAP adjustment reflected in the financial
        statements of Grupo Financiero Banorte.

Note 3. Significant Accounting Policies, page F-13

Basis of Consolidation, page F-13

7.   Please disclose in greater detail your consolidation policy and tell us how you
        evaluate whether participating rights held by minority partners overcome the
        presumption of control by you as the majority owner.

Revenue Recognition, page F-18

8.   Please disclose in greater detail your accounting policy for revenue transactions
        with current or potential future discounts from your regular prices. If , you pay
        slotting fees, engage in cooperative advertising programs, have buy down
        programs, or make other payments to resellers, please disclose your accounting
        policy separately for each of these types of arrangements.

9.   Please also disclose if you have arrangements with multiple deliverables that
        consist of more than one unit of accounting. We note your related disclosure on
        page 26 regarding your offer to provide financing and individualized training to
        buyers of your tortilla production equipment.

10.   Please expand your critical accounting policies discussion to address any significant estimates that management is required to make resulting from arrangements with current or potential future discounts from your regular prices. Additionally, please expand your Operating and Financial Review to address the impact these types of arrangements have had on your historical trends.

Note 6. Investment in Common Stock of Associated Companies, page F-19

11.   Please tell us and disclose in future filings the difference between the amount your investment in GF Norte is carried and the amount of underlying equity in net assets and how you account for this difference under both Mexican and US GAAP.

Note 21. Differences Between Mexican GAAP and US GAAP, page F-41

12.   We note that starting January 1, 2005 you adopted the provisions of Bulletin D-3. Please tell us how this was accounted for indemnities to which employees are entitled in case of dismissal under US GAAP prior to your adoption of D-3 under Mexican GAAP.

13.   Please tell us your accounting treatment under US GAAP for payments on or receipts from interest rate swap agreements designated as cash flow hedges where interest expense attributable to the underlying debt has been capitalized. Please detail for us the capitalization policy associated with the payments or receipts on such interest rate swaps and the period(s) in which such payments or receipts impact earnings. Refer to EITF 99-9.

Financial Statements of Grupo Financiero Banorte, S.A. and Subsidiaries, page F-58

14.   We note that your consolidated statement of income is unaudited for the year ended December 31, 2003. Please provide us with your significance tests under Rule 3-09 of Regulation S-X for your equity method investment for December 31, 2003. Please ensure that any goodwill amortization, impairment write down, or other activity related to this investment is included in your significance computations. If this investment is significant to you in excess of the 20% level, please include audited financial statements for December 31, 2003.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief